Echo Global Logistics, Inc.

600 West Chicago Avenue

Suite 725

Chicago, IL 60654

September 17, 2020

VIA EDGAR

Jennifer O’Brien

Shannon Buskirk

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Echo Global Logistics, Inc.
Form 10-K for the Year Ended December 31, 2019
File No. 001-34470

Dear Ms. O’Brien and Ms. Buskirk:

On behalf of Echo Global Logistics, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 3, 2020 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (the “10-K”). For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the 10-K.

Selected Financial Data, page 19

Comment No. 1:

You present the non-GAAP measure net revenue, and the corresponding measure net revenue margin, and explain that net revenue “provides information about the financial performance of [y]our ongoing business, and is one of the primary operational and financial measures used by management to evaluate [y]our business.” Based on this explanation, it is not clear whether net revenue is a non-GAAP measure of profitability or a non-GAAP measure of revenue. Clarify the reasons why these measures provide useful information to investors and, if material, the additional purposes for which management uses them. Refer to Items 10(e)(1)(i)(C) and (D) of Regulation S-K. If net revenue is a non-GAAP revenue measure, tell us how you considered Question 100.04 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

September 17, 2020

Response:

The Company respectfully advises the Staff that management views non-GAAP net revenue, and the corresponding measure net revenue margin, as measures of the Company’s profitability.

The Company considers net revenue to be a critical performance measurement of the Company’s profitability and an important measure of the Company’s success in the marketplace. Management believes net revenue is a useful measure of the Company’s ability to profitably source and sell transportation services for which the freight is transported by third-party carriers. As such, discussion of the Company’s results and its profitability of operations often centers on changes in its net revenue. In addition, the Company uses the non-GAAP net revenue metric when determining the Company’s annual cash incentive to its key executives. It also is the basis for sales compensation on a transaction by transaction basis.

In future filings the Company will revise its disclosures with respect to non-GAAP net revenue, and the corresponding measure net revenue margin, to clarify that management views these metrics as measures of profitability. The Company also will include the above discussed reasons the Company considers non-GAAP net revenue and non-GAAP net revenue margin to provide useful information to investors.

Financial Statements

Consolidated Statements of Operations, page 39

Comment No. 2:

Based on the disclosure on page 23 that your transportation costs “consist primarily of the direct cost of transportation paid to the carrier,” it does not appear that transportation costs include all of the expenses necessary to comply with Rule 5-03(b)(2) of Regulation S-X. Tell us what consideration you have given to presenting a line item for cost of services.

Response:

The Company respectfully advises the Staff that the Company has considered whether its line item “transportation costs” incorporates all necessary costs, including additional costs of services beyond the direct cost of transportation paid to a carrier.

September 17, 2020

As disclosed within the footnotes to the financial statements, the Company earns revenue through the provision of its brokerage and transportation management performance obligations, which consists of the integrated services of carrier selection, dispatch, load management and tracking.  The Company’s internally developed proprietary transportation software (see “Business—Our Proprietary Technology” on page four of the 10-K for a detailed description of the Company’s proprietary software) facilitates the fulfillment of the Company’s performance obligations. The primary costs the Company incurs to fulfill these performance obligations are the direct transportation costs paid to third party carriers and depreciation expense associated with the capitalized internal use software costs related to the Company’s proprietary software.

The Company reviewed Staff Accounting Bulletin Topic 11.B for further clarification on presentation on whether depreciation and amortization may be excluded from cost of sales (in the Company’s case, transportation costs). This guidance permits depreciation and amortization to be presented as a specific line item on the income statement, unless gross profit is presented on the face of the income statement, in which case, depreciation and amortization would need to be allocated to cost of sales (e.g., transportation costs). The Company does not present gross profit on the face of its statement of operations.  Accordingly, the Company believes its presentation is in accordance with GAAP.

The Company further considered its other operating costs. The primary additional operating costs incurred by the Company are commission costs paid to sales personnel. Commissions are earned by sales representatives based on the amount of net revenue generated from brokering the freight transaction. As a result, the Company considers the commissions earned by these sales representatives to be costs incurred to obtain the contract, not a cost to fulfill a contract. Per ASC 340-40-25-2, “The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, a sales commission).” As such, the Company considers commissions as selling, general and administrative expense. Other operating personnel costs incurred by the Company primarily relate to account management activities and back office support that are not costs to fulfill a performance obligation but general and administrative expenses. Accordingly, the Company does not consider any other costs incurred by the Company to be costs to fulfill the brokerage and transportation management performance obligation, or “cost of services.”

* * *

September 17, 2020

If you have any questions regarding any of the responses in this letter, please call me at (312) 784-7695.

Respectfully submitted,

/s/ Kyle L. Sauers
Kyle L. Sauers

cc:	Peter Rogers
Karen A. Weber